EXHIBIT 12.1

NEWPAGE HOLDING CORPORATION AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In thousands of dollars)

	Predecessor									Successor	Pro forma
	Fiscal year ended October 31,			Period from Nov. 1, 2001 to Dec. 31, 2001	Year ended December 31,
								Nine months ended Sept. 30, 2004	Period from Jan. 1 to April 30, 2005	Period from May 1 to Sept. 30, 2005	Year ended Dec. 31, 2004	Nine months ended Sept. 30, 2005
	2000		2001		2002	2003	2004
									(as restated)
Earnings (loss):
Pre-tax income (loss) before income (loss) from equity investee	$97,264		$(20,515)	$(8,725)	$(181,790)	$(147,410)	$(342,467)	$(81,424)	$(15,857)	$(41,484)	$(425,450)	$(71,003)
Interest and debt expense	3,264		2,820	327	8,223	10,297	9,241	7,052	20,557	78,427	152,102	130,294
Portion of rental expense deemed to be interest*	2,378		3,278	511	8,087	7,346	5,593	4,559	2,060	2,614	5,593	4,674
Distributed income of equity investee	—		—	—	7,625	12,104	12,240	6,705	2,070	4,140	12,240	6,210

Total earnings (loss)	$102,906		$(14,417)	$(7,887)	$(157,855)	$(117,663)	$(315,393)	$(63,108)	$8,830	$43,697	$(255,515)	$70,175

Fixed charges:
Interest and debt expense	3,264		2,820	327	8,223	10,297	9,241	7,052	20,557	78,427	152,102	130,294
Portion of rental expense deemed to be interest*	2,378		3,278	511	8,087	7,346	5,593	4,559	2,060	2,614	5,593	4,674

Total fixed charges	$5,642		$6,098	$838	$16,310	$17,643	$14,834	$11,611	$22,617	$81,041	$157,695	$134,968

Ratio of earnings to fixed charges	18.2	x	—	—	—	—	—	—	—	—	—	—
Deficiency in earnings necessary to cover fixed charges	$—		$(20,515)	$(8,725)	$(174,165)	$(135,306)	$(330,227)	$(74,719)	$(13,787)	$(37,344)	$(413,210)	$(64,793)

*
Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.